Exhibit 21

Capital Properties, Inc and Subsidiaries

Subsidiaries of the Company

Subsidiary	State of Incorporation or Formation

Capital Terminal Company*	Rhode Island

Dunellen, LLC*	Delaware

Tri-State Displays, Inc.	Rhode Island

*Dissolved July 16, 2019